                                                                      Exhibit 12

                                    CONECTIV
                                    --------

                       Ratio of Earnings to Fixed Charges
                       ----------------------------------
                             (Dollars in Thousands)

                                          12 Months
                                       Ended March 31,
                                             1998          1997       1996       1995       1994
                                       ----------------  ---------  ---------  ---------  ---------
Net income                               $ 72,662        $101,218   $107,251   $107,546   $ 98,940
                                         --------        --------   --------   --------   --------

Income taxes                               54,264          72,155     78,340     75,540     67,613
                                         --------        --------   --------   --------   --------

Fixed charges:
 Interest on long-term debt                84,296          78,350     69,329     65,572     61,128
 Other interest                            13,572          12,835     12,516     10,353      9,336
 Preferred stock dividend
  requirements of subsidiaries             10,864          10,178     10,326      9,942      9,370
                                         --------        --------   --------   --------   --------
Total fixed charges                       108,732         101,363     92,171     85,867     79,834
                                         --------        --------   --------   --------   --------

Nonutility capitalized interest              (132)           (208)      (311)      (304)      (256)
                                         --------        --------   --------   --------   --------

Earnings before income taxes
 and fixed charges                       $235,526        $274,528   $277,451   $268,649   $246,131
                                         ========        ========   ========   ========   ========


Total fixed charges shown above          $108,732        $101,363   $ 92,171   $ 85,867   $ 79,834
Increase preferred stock dividend
 requirements of subsidiaries to
 a pre-tax amount                           3,507           3,065      6,025      6,243      6,578
                                         --------        --------   --------   --------   --------
Fixed charges for ratio computation      $112,239        $104,428   $ 98,196   $ 92,110   $ 86,412
                                         ========        ========   ========   ========   ========

Ratio of earnings to fixed charges        2.10             2.63       2.83       2.92       2.85
                                          ----             ----       ----       ----       ----



For purposes of computing the ratio, earnings are net income plus income taxes and fixed charges, less nonutility capitalized interest. Fixed charges consist of interest on long- and short-term debt, amortization of debt discount, premium, and expense, preferred stock dividend requirements of subsidiaries, and interest on leases. Preferred dividend requirements for purposes of computing the ratio have been increased to an amount representing the pre-tax earnings which would be required to cover such dividend requirements.


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